December 28, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director, Division of Corporation Finance

Re:	Merrion Pharmaceuticals, plc
Registration Statement on Form F-1
File No. 333-141704

Dear Mr. Riedler:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), please consider this letter as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Merrion Pharmaceuticals, plc (the “Registrant”) to withdraw its Registration Statement on Form F-1, initially filed by the Registrant on March 30, 2007 (the “Registration Statement”).

The Registration Statement has not been declared effective by the SEC and no securities have been sold in connection with or pursuant to the Registration Statement. The Registrant seeks to withdraw the Registration Statement because of unfavorable market conditions. The Registrant respectfully requests that, in accordance with Rule 477(a) of the Securities Act, the SEC issue an order granting the desired withdrawal.

The Registrant hereby advises the SEC that the Registrant may undertake a subsequent private offering in the United States in reliance on and in accordance with Rule 155(c) of the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions concerning this matter, please contact John Fogg at (919) 829-4325 or via email at jfogg@hutchlaw.com.

Thank you for your assistance in this matter.

Very Truly Yours,

MERRION PHARMACEUTICALS, plc

By:	/s/ Michael McKenna
Michael McKenna
Chief Executive Officer